

March 10, 2009

Mr. Michael D. Bennett
Vice President, Secretary and Treasurer, MFRI, Inc.
7720 N. Leigh Ave
Niles, IL 60714

Re: **MFRI, Inc.**
Form 10-K for the year ended January 31, 2008
Definitive Proxy Statement on Schedule 14A, filed May 29, 2008
Form 10-Q for the quarter ended October 31, 2008
File No. 1-32530

Dear Mr. Bennett:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Hagen Ganem, Attorney, at (202) 551-3330, or to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Branch Chief